May 26, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Babette Cooper
Jennifer Monick

	RE:	Bally’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-38850

Ms. Cooper and Ms. Monick:

Bally’s Corporation (“Bally’s”) submits this letter in response to the comment letter from the Staff of the U.S. Securities and Exchange Commission, dated May 19, 2022 (the “Comment Letter”), in regard to Bally’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 1, 2022.

Below is Bally’s response. For convenience, the italicized numbered question set forth below corresponds to the comment contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA by Segment, page 47

1.We note your response to comment 1. Please address the following:

•Please clarify for us the nature of deal-related, rebranding, expansion and pre-opening expenses and costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions. Within our response, please address if such expenses and costs represent normal, recurring, cash operating expenses necessary to operate your business. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 26, 2022

Response: Bally’s acknowledges the Staff’s comment and is familiar with, and has considered, Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. The following describes the nature of deal-related, rebranding, expansion and pre-opening expenses and costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions along with an explanation as to why Bally’s does not believe these costs represent normal, recurring, cash operating expenses necessary to operate its business.

•Deal-related expenses represent certain costs incurred in connection with Bally’s acquisitions or collaborative arrangements, including legal and professional fees and other incremental diligence related costs. While Bally’s has experienced recent growth, particularly in connection with its entrance into the interactive gaming market, it believes these costs are specific to strategic opportunities that are infrequent in nature and outside of its core business of gaming. Given the non-operational nature and variability of these transactions, adjusting for these costs provides investors with comparability of our core performance and ongoing cash operating expenses period to period.

•Rebranding expenses represent costs incurred as a result of Bally’s corporate name change to Bally’s Corporation in October 2020. Bally’s rebranded all the casino and resorts in its portfolio, except for its Hard Rock Biloxi property, and incurred expenses related to new signage, chips and marketing materials in connection with such name change. Bally’s has not rebranded in the past nor does it intend to in the future.

•Expansion and preopening expenses are non-capitalized cash expenses incurred in the construction or expansion of a casino property prior to commencing commercial operations. Such costs include payroll costs for new hires during the training period for the expanded facility prior to opening, labor costs during construction, employee relocation, start-up costs for new restaurants or other amenities, and special advertising and marketing programs for the promotion of the gaming expansion. Bally’s believes these expenses should be viewed as investments being made into its casino and resort properties specific to legislation or initiatives at specific points in time. Bally’s is not opening a high number of new casino and resort locations or expanding its existing properties on a regular basis and does not consider these costs to be frequent in nature. The exclusion of expansion and preopening expenses from Bally’s calculation of Adjusted EBITDA provides investors with a useful measure of comparability of Bally’s performance across financial periods, as well as comparability of Bally’s performance to the performance of its peers, due to the inconsistent amount of expansion and preopening expenses incurred during any specific period.

•Costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions represent certain non-recurring costs relating to advocacy efforts, initial application fees and legal expenses in jurisdictions where gambling is either not legalized or where we are seeking licensure and do not currently operate. While these expenses may be necessary to operate our business to get entrance into a particular jurisdiction, they are not reflective of the ongoing financial performance of our business because of their variability from period to period. Bally’s participation in a coalition of sports betting companies to pass legislation in California, in particular, is specifically related to a sportsbook-backed initiative to legalize sports betting in the state in November 2022. These costs are specific to this movement and outside of normal operating costs Bally’s may incur in the future so removing such costs provides investors with comparability of our core gaming performance period over period. Costs incurred in jurisdictions where we currently operate are not excluded as these costs are considered to be in the normal course of business.

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 26, 2022

Bally’s believes that the adjustment for the expenses noted above when calculating Adjusted EBITDA is not misleading and is helpful to investors as it enhances the comparability of Bally’s operating performance for the periods presented and provides a more accurate view of the fundamental operating results and trends of the business.

•We note that you indicated you will consider separately quantifying individual quantitatively significant items in future filings. Please tell us if any items (e.g. costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions and storm related losses, net of insurance recoveries) for the year ended December 31, 2021 are deemed to be quantitatively significant such that they will be presented separately in future filings.

Response: Bally’s does not believe that there were individual items that are quantitatively significant for the periods presented in Other, net for the year ended December 31, 2021. Bally’s will provide additional disclosure of adjustments in future filings should amounts be individually significant.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at (401) 475-8476.

Very truly yours,
/s/ Robert Lavan
Robert Lavan
Executive Vice President & Chief Financial Officer